 Exhibit (a)(5)
Sutter Rock Capital Corp. Will Commence a Modified Dutch Auction Tender Offer
to Repurchase up to $10.0 Million of its Common Stock
SAN FRANCISCO, Calif., October 21, 2019 (GLOBE NEWSWIRE) — Sutter Rock Capital Corp. (“Sutter Rock” or the “Company”) (Nasdaq:SSSS) announced today that it will commence a modified “Dutch Auction” tender offer (the “Tender Offer”) to purchase up to $10.0 million of its common stock at a price per share not less than $6.00 and not greater than $8.00 in $0.10 increments, using available cash. The Tender Offer will commence on October 21, 2019 and will expire at 5:00 P.M., on November 20, 2019, unless extended. If the Tender Offer is fully subscribed, Sutter Rock will purchase between 1,250,000 shares and 1,666,667 shares, or between 6.57% and 8.77%, respectively, of Sutter Rock’s outstanding shares of its common stock. Any shares tendered may be withdrawn prior to expiration of the Tender Offer. Stockholders that do not wish to participate in the Tender Offer do not need to take any action.
Based on the number of shares tendered and the prices specified by the tendering stockholders, Sutter Rock will determine the lowest per-share price that will enable it to acquire up to $10.0 million of its common stock. All shares accepted in the Tender Offer will be purchased at the same price even if tendered at a lower price.
The Tender Offer will not be contingent upon any minimum number of shares being tendered. The Tender Offer will, however, be subject to other conditions, which will be disclosed in the Tender Offer documents. In the future, the Board of Directors may consider additional tender offer(s) or other measures to enhance shareholder value based on a variety of factors, including the market price of Sutter Rock’s common stock and its net asset value.
Sutter Rock’s Board of Directors is not making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the Tender Offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase. The Board of Directors believes that a modified “Dutch Auction” tender offer is an efficient method for the Company to return capital to stockholders who wish to sell all, or a portion of, their shares.
The information agent for the Tender Offer will be D.F. King & Co. Inc., and the depositary will be American Stock Transfer & Trust Company, LLC. The offer to purchase (the “Offer to Purchase”), a letter of transmittal and related documents will be mailed to registered holders. Beneficial holders will receive the Offer to Purchase and a communication to consult with their bank, broker or custodian, if they wish to tender shares. For questions and information, please call the information agent toll-free at (800) 864-1460.
Certain Information Regarding the Tender Offer
The information in this press release describing Sutter Rock’s Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Sutter Rock’s common stock in the Tender Offer. The Tender Offer will be made only pursuant to the Offer to Purchase and the related materials that Sutter Rock expects to file with the Securities and Exchange Commission on October 21, 2019, and will distribute to its stockholders, as they may be amended or supplemented. Stockholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the Tender Offer. Stockholders of Sutter Rock may obtain a free copy of the Tender Offer statement on Schedule TO, the Offer to Purchase and other documents that Sutter Rock will file with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Stockholders will also be able obtain a copy of these documents, without charge, from D.F. King & Co.

Inc., the information agent for the Tender Offer, toll free at (800) 864-1460. Stockholders are urged to carefully read all of these materials prior to making any decision with respect to the Tender Offer. Stockholders and investors who have questions or need assistance may call D.F. King & Co. Inc.
About Sutter Rock Capital Corp.
Sutter Rock Capital Corp. (Nasdaq:SSSS) is a publicly traded investment fund that seeks to invest in high-growth, venture-backed private companies. The fund seeks to create a portfolio of high-growth emerging private companies via a repeatable and disciplined investment approach, as well as to provide investors with access to such companies through its publicly traded common stock. Sutter Rock is headquartered in San Francisco, CA. www.sutterrock.com
Forward-Looking Statements
The information contained in this press release, including statements regarding Sutter Rock’s beliefs, expectations, intentions or strategies for the future, may constitute forward-looking statements. Sutter Rock cautions you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected or implied in these statements. All forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from the plans, intentions and expectations reflected in or suggested by the forward-looking statements. Certain factors could cause actual results and conditions to differ materially from those projected in these forward-looking statements, including: Sutter Rock’s expectation and ability to complete its Tender Offer; the price at which shares of common stock may trade on the Nasdaq Capital Market, which may be higher or lower than the purchase price in the Tender Offer; Sutter Rock’s ability to execute its yield investment strategy; the performance of Sutter Rock’s investments; and changes in economic or financial market conditions and other factors that are enumerated in the company’s periodic filings with the Securities and Exchange Commission. Sutter Rock disclaims and does not undertake any obligation to update or revise any forward-looking statement in this press release.
These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions.
Contact
Sutter Rock Capital Corp.
(650) 235-4769
IR@sutterrock.com
Media Contact
Bill Douglass
Gotham Communications, LLC
Communications@sutterrock.com